Securities and Exchange Commission,
                      Washington, D.C. 20549
                          Schedule 13D

             Under the Securities Exchange Act of 1934
                       (Amendment No. 1)

                      TUTOGEN MEDICAL, INC.
                        (Name of Issuer)

                         Common Stock
                (Title of Class of Securities)

                           09058x109
                         (CUSIP Number)

              Thomas W. Pauken, Liquidation Trustee
              Renaissance Capital Partners II, Ltd.
                 5646 Milton Street, Suite 900
                       Dallas, Texas 75206
                        (214) 378-9340
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         June 28, 2000
     (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of section
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following
box.    [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.
See section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09058x109

(1)  Names of reporting persons
     I.R.S. Identification Nos. of above persons (entities only)

     Renaissance Capital Partners II, Ltd.        75-2407159

(2)  Check the appropriate box if a member of a group [ ]



(3)  SEC use only



(4)  Source of funds

     WC

(5)  Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e)                                [ ]

(6)  Citizenship or place of organization

     Texas

Number of shares beneficially owned
by each reporting person with:

(7)  Sole voting power

     7,902,408

(8)  Shared voting power

     0

(9)  Sole dispositive power

     7,902,408

(10) Shared dispositive power

     0

(11) Aggregate amount beneficially owned by each reporting person

      7,902,408

(12) Check if the aggregate amount in Row (11) excludes certain
shares                                                   [ ]


(13) Percent of class represented by amount in Row (11)

     56.30%

(14) Type of reporting person

     PN

Item 1.  Security and Issuer

  The Schedule 13D filed by Renaissance Capital Partners II, Ltd. on February 10, 1999 with respect to securities of Tutogen Medical, Inc. is hereby amended as set forth in this Amendment No. 1. Except as amended herein, the disclosure contained in the original Schedule 13D remains in effect. Capitalized terms used but not defined herein shall have the meanings ascribed in the original Schedule 13D.

Item 2.  Identity and Background

  No modification of previous disclosure is required, except that the business address of the Filing Party is now 5646 Milton
Street, Suite 900, Dallas, Texas 75206.

Item 3.  Source and Amount of Funds or Other Consideration

  Consideration of $937,500 was received in connection with the sale of common stock purchase warrants, which, together with working capital of the Filing Party, was utilized to exercise additional common stock purchase warrants with an aggregate exercise price of $1,379,946.25. The three transactions are described under Item 5(c) hereof.

Item 4.  Purpose of Transaction

  The purpose of the three transactions described in Item 5(c) was to transfer certain common stock purchase warrants of the Company to an unrelated third party and to exercise common stock purchase warrants and convert a Debenture held by the Filing Party.

  Except as stated above, the previous disclosure contained in the original Schedule 13D under Item 4 continues to be applicable.

Item 5.  Interest in Securities of Issuer

  (a) As of June 28, 2000, after the three transactions described in Item 5(c), the Filing Party is the beneficial owner of 7,902,408 Shares, representing approximately 56.30% of the outstanding shares of the Company (including for this purpose Shares issuable upon exercise of warrants owned by the Filing Party; all of such warrants are presently exercisable).

  (b) The Filing Party has the sole power to vote and to dispose of the Shares which are the subject of this statement.

  (c) The Filing Party has not engaged in any transactions involving securities of the Company within the past sixty days, except as follows:

      1.  On June 23, 2000, in a private transaction, the Filing
Party sold common stock purchase warrants to purchase 250,000
Shares at an exercise price of $1.25 per share to Sulzer Medica
USA Holding Co.

      2. On June 28, 2000, the Filing Party exercised common stock purchase warrants to purchase 1,103,957 Shares, at an exercise price of $1.25 per share, in a transaction directly with the Company.

      3. On June 28, 2000, the Filing Party exercised its right to convert a Debenture in the original principal amount of $500,000 in accordance with the terms of the Debenture, resulting in the issuance to the Filing Party of 363,000 Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

  No modification of previous disclosure.

Item 7.  Material to be Filed as Exhibits.

  No modification of previous disclosure.


                           Signature

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 30, 2000         RENAISSANCE CAPITAL PARTNERS II, LTD.

                            By: /s/    Thomas W. Pauken
                                  Thomas W. Pauken
                                  Liquidation Trustee